UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Evotec

Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck Chief Financial Officer

Date: May 5, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated May 5, 2008.

Exhibit 99.1

May 5, 2008

Evotec Completes Acquisition of Renovis—ADSs

Begin Trading Today

Hamburg, Germany and South San Francisco, CA – Evotec AG (Frankfurt Stock Exchange: EVT) today announced that at the close of business on Friday May 2nd the merger was successfully completed, that Renovis, Inc. (traded formerly on NASDAQ: RNVS) became a wholly owned subsidiary of Evotec, and that trading of the Evotec American Depository Shares, or ADSs, will begin today on the NASDAQ Global Market under they trading symbol “EVTCV.”

The ADSs will trade on a “when issued” basis under the symbol “EVTCV” until they are eligible for normal trade settlement, currently anticipated to be within two weeks of the acquisition at which time the ADSs will trade under the symbol “EVTC.”

In exchange for each outstanding share of Renovis common stock, Renovis stockholders are receiving 0.5271 ADSs, of Evotec. Each Evotec ADS represents two ordinary shares of Evotec. As a result, Evotec is issuing an aggregate of 34,970,268 new ordinary shares underlying the ADSs. Current Evotec stockholders now own approximately 68.8% of the combined company and Renovis stockholders own up to 31.2%.

To ensure that new Evotec shareholders will be able to participate in this year’s Annual General Meeting, Evotec has scheduled the meeting to be held on August 28, 2008. The Executive Management Team of Evotec is the Executive Management Team of the combined company with Jörn Aldag serving as President & Chief Executive Officer. Dr Michael Kelly, currently Senior Vice President, Research & Development of Renovis, will join Evotec’s Executive Management Team and will be President of Evotec’s site in California. The combined company’s Supervisory Board will consist of six directors. At Evotec’s upcoming Annual General Meeting, Dr Corey Goodman, former Chief Executive Officer & President of Renovis, and John Walker, Executive Chairman and Principal Executive Officer of Renovis are expected to be elected as new members of Evotec’s Supervisory Board.

“The acquisition enhances Evotec’s emerging clinical story. Our three clinical candidates are now backed by a strong late stage preclinical pipeline focusing on areas of neurological and inflammatory diseases, and we have pro-forma cash and investments of approximately US$ 188 million (as of March 31, 2008). By combining Evotec’s drug discovery and development know-how with Renovis’ medicinal chemistry and target validation expertise, we now have world class discovery capabilities, a strong pipeline in CNS disorders and several significant research partnerships with leading pharmaceuti-

cal companies such as Boehringer Ingelheim, Pfizer and Roche. By the end of 2009, we expect to have at least 6 compounds in clinical development, 3 of which should have proof-of-concept data to attract partners, and our cash is expected to last through 2010,” said Jörn Aldag, President & Chief Executive Officer of Evotec.

Key highlights of Evotec now include: Three clinical programs, three advanced preclinical programs, and partnerships

•

EVT 201: a partial positive allosteric modulator (pPAM) of GABAA receptors for the treatment of insomnia. In 2007, the compound has shown robust effects on sleep onset and sleep maintenance in two Phase II proof-of-concept studies in adult primary insomnia patients and elderly primary insomniacs. The data provided encouraging evidence of the drug’s potential to address many of the shortcomings of commercially available prescription sleep aids. Evotec intends to partner EVT 201 in 2008.

•

EVT 101: one of the few orally active and selective antagonists of the NR2B subunit-containing NMDA receptors in clinical development. Its selectivity may offer clinical advantages over current Alzheimer therapies and the Company believes that there is significant potential in a number of pain indications. EVT 101 was well tolerated in Phase I studies and recently released initial data from Phase Ib studies has confirmed our enthusiasm for the drug candidate’s potential to enter the brain and affect those regions of the brain that relate to the performance of cognitive tasks and to pain. Additional data from these studies is expected this quarter.

•

EVT 302: an orally active, highly selective and reversible inhibitor of MAO-B in development for smoking cessation with a potential additive effect to nicotine-based therapies, and with the potential for once per week dosing and for a superior safety profile. Results from Phase I PET and safety and tolerability studies were reported since the announcement of the transaction, which laid a foundation for moving forward to Phase II proof-of-concept trials. A Phase II craving study started in February 2008 and a Phase II quit rate study is expected to start in the middle of the year. The studies will read out in the third quarter 2008 and the first half of 2009, respectively.

…Innovative preclinical pipeline

The combined company’s preclinical pipeline complements Evotec’s clinical portfolio, and includes candidates expected to enter Phase I clinical trials in 2008:

•	VR1 antagonists: The lead preclinical program is a collaboration with Pfizer Inc. in which Evotec will be eligible to receive milestone payments of more than US$ 170 million and double-digit royalties on worldwide net sales of products successfully developed and commercialized. Potential products include broadly applicable analgesics with a potentially differentiated profile for a variety of chronic or acute pain indications as well as urinary incontinence and asthma. Entry into human clinical trials is expected for the first half of 2008.

•

P2X7 antagonists: Products include potential novel treatments for rheumatoid arthritis, irritable bowel syndrome, and chronic obstructive pulmonary disease. Human clinical trials are expected to begin in 2008. The program is unpartnered, and as such Evotec has worldwide rights for its development.

•

P2X3 antagonists: Products include potential first-in-class treatments for inflammatory/neuropathic pain and urinary disorders. Human clinical trials are expected to begin in the first half of 2009. The program is unpartnered, and as such Evotec has worldwide rights for its development.

…Partnerships

•

Evotec has research partnerships with a number of pharmaceutical and biotechnology companies, research foundations and renowned academic institutes, including Boehringer Ingelheim, CHDI, Pfizer and Roche.

…Advisers

•	Lehman Brothers Inc. served as the financial advisor to Evotec.

•	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and Freshfields Bruckhaus Deringer were legal counsel.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, it is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries. In proprietary projects, Evotec specializes in finding new treatments for diseases of the Central Nervous System. Evotec has three programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation. Evotec’s proprietary preclinical research programs focus on the purinergic receptors, P2X3 and P2X7, for the potential treatment of pain and inflammatory diseases. In addition, Evotec has worldwide collaboration and license agreements with Pfizer to research, develop and commercialize small molecule vanilloid receptor (VR1) antagonists. For additional information please go to www.evotec.com

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of our products, the anticipated benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. We caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: our failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the merger; the risk that synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on our international operations. The list of risks above is not exhaustive. Our Registration Statement on Form F-4, as amended, filed with the Securities and Exchange Commission in connection with the merger, and other filings and items furnished with the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance following the merger. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.